Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Our authorized capital stock consists of (i) 35 million shares of Class A common stock, (ii) 200 million shares of Class B common stock, and (iii) 10 million shares of Preferred Stock.

The following description of our classes of authorized stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the Annual Report on Form 10-K to which this Exhibit 4.2 is a part.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of our Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of our Class A common stock may be converted, at any time and at the option of the holder, and automatically converts upon transfers to unaffiliated parties, into one fully paid and non-assessable share of our Class B common stock.

As of October 27, 2025, there were 787,163 shares of our shares of Class A common stock outstanding.

Class B Common Stock

Holders of shares of our Class B common stock are entitled to one tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of our Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.

As of October 27, 2025, there were 50,983,641 shares of Class B common stock outstanding.

Preferred Stock

The Board of Directors has the authority to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

As of October 27, 2025, there were no shares of our preferred stock were outstanding.

Warrants

As of April 17, 2025, we had outstanding publicly-traded Warrants to purchase an aggregate of 380,253 shares of our common stock (the “Public Warrants”) at an exercise price of $14.19 per share. The Warrants were initially issued by Cyclo on December 11, 2020 in connection with its underwritten public offering and, in connection with the merger with Cyclo, were automatically converted to warrants to purchase shares of Rafael’s Class B common stock with the exercise price and number of shares issuable on exercise adjusted as per the exchange ratio used in the merger. The Public Warrants are exercisable at any time during the five years following the date of the original issuance of the warrants to purchase Cyclo common stock, expiring at 5:00 pm EST on December 11, 2025.

The exercise price per whole share of Class B common stock purchasable upon exercise of the Public Warrants is $14.19. The exercise price is subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. The holder of a Public Warrant will not be deemed a holder of the underlying Class B common stock until the Public Warrant is exercised. No fractional shares will be issued upon exercise. If a holder would otherwise be entitled to receive a fractional share, the Company will pay cash equal to the product of the fraction multiplied by the exercise price in lieu of issuing a fractional share.

Subject to limited exceptions, a holder of Public Warrants will not have the right to exercise any portion of its Public Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of our outstanding common stock after giving effect to the exercise. In addition, a holder may elect to not have the right to exercise any portion its Public Warrants if the holder would beneficially own more than 4.99% of our outstanding common stock after giving effect to the exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Public Warrants up to 9.99% of our outstanding common stock after giving effect to the exercise.

In the event of a “Fundamental Transaction” by the Company, such as a merger or consolidation of it with and into another company, the sale or other disposition of all or substantially all of the Company’s assets in one or a series of related transactions, a purchase offer, tender offer or exchange offer, or any reclassification, reorganization or recapitalization of the Company’s common stock with another person or group whereby such person or group acquires more than 50% of the Company’s outstanding common stock, then the Public Warrant holder will have the right to receive, for each share of common stock issuable upon the exercise of the Public Warrant, at the option of the holder, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration payable as a result of the Fundamental Transaction, that would have been issued or conveyed to the Public Warrant holder had the holder exercised the Public Warrant immediately preceding the closing of the Fundamental Transaction.

The Company will promptly notify the Public Warrant holders in writing of any adjustment to the exercise price or to the number of the outstanding warrants, declaration of a dividend or other distribution, a special non-recurring cash dividend on or a redemption of the common stock, the authorization of a rights offering, the approval of the stock holders required for any proposed reclassification of the common stock, a consolidation or merger by the Company, sale of all or substantially all of the assets of the Company, any compulsory share exchange, or the authorization of any voluntary or involuntary dissolution, liquidation, or winding up of the Company

The Public Warrants are issued in registered form under a Warrant Agent Agreement between Equiniti Trust Company LLC (“Warrant Agent”) and the Company. Certain of the Public Warrants are represented by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

All questions concerning the construction, validity, enforcement and interpretation of the Warrants are governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law.

The Warrants are traded on The NYSE American under the symbol “RFL-W.”

This summary of the Warrants is not complete, and is qualified in its entirety by, the full text of the Form of Public Warrant and Form of Warrant Agency Agreement, which are filed as exhibits to our Registration Statement on Form S-4.

Anti-Takeover Effects of Our Charter and By-Laws

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult:

●	acquisition of us by means of a tender offer;

●	acquisition of us by means of a proxy contest or otherwise; or

●	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation; By-Laws

Our Certificate of Incorporation and By-Laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our Certificate of Incorporation provides that the number of directors on our Board of Directors will be between three and seventeen. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Meetings. Under our By-Laws, only our (i) Chairman of the Board, (ii) Executive Chairman, (iii) Chief Executive Officer, (iv) President, (v) Corporate Secretary, or (vi) any Assistant Secretary may call special meetings of our stockholders and shall be called by any such officer at the request in writing of a majority of our Board of Directors or at the request in writing of stockholders owning our issued and outstanding capital stock representing not less than a majority of the voting power of all our issued and outstanding capital stock.

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